UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 1-15157
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PACTIV CORPORATION
1900 WEST FIELD COURT
LAKE FOREST, IL 60045

Pactiv Hourly 401(k) Savings and Investment Plan
Financial Statements and
Supplemental Schedule
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
To the Pactiv Corporation Benefits Committee:
We have audited the accompanying statements of net assets available for benefits of the Pactiv Hourly 401(k) Savings and Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Chicago, Illinois
June 27, 2007

Pactiv Hourly 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
ASSETS
Investments, at fair value:
Common stock	$36,327,589	$25,761,170
Registered investment companies	50,963,727	44,057,172
Money market funds	12,289,671	11,120,671
Participant loans	6,501,534	5,984,517

Total investments	106,082,521	86,923,530
Receivables:
Employer contribution	52,367	87,520
Net receivable for pending trades	40,157	50,345

Total receivables	92,524	137,865

Net assets available for benefits	$106,175,045	$87,061,395

See notes to financial statements.

Pactiv Hourly 401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2006	2005
ADDITIONS
Dividends and interest income	$2,410,784	$1,602,787
Net appreciation (depreciation) in fair value of investments:
Common stock	14,449,028	(4,293,297)
Registered investment companies	3,758,211	3,403,605

Total net appreciation (depreciation) in fair value of investments	18,207,239	(889,692)
Contributions:
Participant	5,478,219	5,819,834
Employer	2,908,285	3,203,103
Rollover	200,045	192,467

Total contributions	8,586,549	9,215,404

Total additions	29,204,572	9,928,499
DEDUCTIONS
Benefit payments	9,972,315	17,150,323
Administrative expenses	118,607	86,108

Total deductions	10,090,922	17,236,431

Net increase (decrease)	19,113,650	(7,307,932)
Net assets available for benefits, beginning of year	87,061,395	94,369,327

Net assets available for benefits, end of year	$106,175,045	$87,061,395

See notes to financial statements.

Pactiv Hourly 401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005
1. DESCRIPTION OF PLAN
The following description of the Pactiv Hourly 401(k) Savings and Investment Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
GENERAL
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (the Company) is the sponsor of the Plan.
ELIGIBILITY AND CONTRIBUTIONS
Depending on their location, employees are eligible to enter the Plan on either the first day of the month following the completion of one full calendar month of service or the first day of the month following the first anniversary of his/her hire date. Depending on their location, employees are eligible for the Company matching contribution after completing one year of service.
Participants may make regular before-tax contributions by payroll deduction of 1% up to 25%, or such other percentage as may be specified in a covered group’s special appendix to the Plan, of eligible compensation, as defined in the Plan, with such contributions limited to $15,000 in 2006 and $14,000 in 2005. Generally, participants who are 50 or older may make catch-up contributions by payroll deduction of 1% to 50% of eligible compensation, with such catch-up contributions limited to $5,000 in 2006 and $4,000 in 2005.
After completing one year of service, generally, the Company makes matching contributions equal to 100% of participants’ regular contributions up to 3% of eligible compensation deferred (or such other percentage as may be specified in a covered group’s special appendix to the Plan).
Company matching contributions can be made in the form of Pactiv Corporation common stock or cash. In 2006, $459,564 and $2,396,354 of Company matching contributions were made in shares of Company stock and cash, respectively. In 2005, the entire $3,114,145 of Company matching contributions were made in shares of Company stock.
Prior to January 29, 2002, Company matching contributions made in the form of Pactiv Corporation common stock could not be sold until participants reached age 55 or terminated employment and requested a total distribution. Effective January 29, 2002 for hourly nonunion employees and April 1, 2002 for union employees, participants are permitted to sell Pactiv Corporation common stock attributable to Company matching contributions and transfer related amounts into other investment options offered by the Plan.
Subject to the special appendix to the Plan, certain participants of a select covered group are entitled to receive profit-sharing contributions. Profit-sharing contributions were $52,367 for 2006 and 2005.
Effective March 1, 2006, Company matching contributions made in cash are invested in the same investment option(s) as the participants’ own regular (and catch-up) contributions.
INVESTMENT OPTIONS
Participants have the right upon enrollment to select the funds offered by the Plan in which the balance in their accounts will be invested. In addition, participants have the right to change their investment elections with respect to future contributions and transfer existing account balances between the various investment options at any time.

VESTING
Participants are immediately vested in their own deferrals and actual earnings thereon.
Vesting of Company matching and profit sharing contributions is based on participants’ years of service as follows:

Years of Service	Vested Percentage
1	20%
2	40%
3	60%
4	80%
5	100%
Upon attainment of age 65 or termination of employment with the Company due to death or total disability, participants become 100% vested in their entire accounts. Forfeited non-vested account balances are used to reduce future Company matching contributions or pay Plan administrative expenses.
On October 12, 2005, Pactiv Corporation sold its Protective and Flexible business, which included Pactiv subsidiaries whose employees were Plan participants. Each employee who transferred to the buyer on account of the sale was immediately 100% vested in, and had a non-forfeitable right to, his/her company matching contributions account.
PAYMENT OF BENEFITS
Upon retirement or other termination of employment, a participant may receive his vested account balance as a lump-sum distribution. Participants with balances of $5,000 or less are paid an automatic lump sum distribution as soon as administratively feasible after termination of employment or retirement. Effective March 28, 2005, if the vested account balance is greater than $1,000 but $5,000 or less, the automatic lump sum distribution is rolled over to an IRA selected by the Company unless the participant elects otherwise.
Unless otherwise provided for in the covered group’s special appendix to the Plan, a participant may make an in-service withdrawal as described in this paragraph. A participant who has attained age 55 may elect to make an in-service withdrawal, but if such a participant has not attained age 59 1/2, the amount of such withdrawal is limited to the vested portion of the participant’s Company matching contributions account. A participant who has attained age 59 1/2 may elect to make an in-service withdrawal of all or a portion of his vested account balance. A participant may elect at any time to make an in-service withdrawal of the balance in his rollover contributions account.
Pursuant to the sale of the Protective and Flexible business on October 12, 2005, most of these participants received distribution of their vested account balance or rolled over their balance into the plan of their new employer. These distributions are shown as “benefit payments” in the 2005 Statement of Changes in Net Assets Available for Benefits.
PARTICIPANT LOANS
Active participants who have not had a loan during the previous 90 days may obtain a loan with a term of 12 to 54 months. Participants may have only one loan outstanding at any time and may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balances. The interest rate charged is the Federal Reserve’s prime rate (posted in the Federal Reserve’s release) as in effect as of the end of the month prior to the month in which the loan is requested. Principal and interest are paid through payroll deductions or manual loan payments if a participant is on an unpaid leave of absence.
PLAN TERMINATION
Although it has not expressed intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

ADMINISTRATION
The Plan is currently administered by the Pactiv Corporation Benefits Committee.
2. SUMMARY OF ACCOUNTING POLICIES
BASIS OF ACCOUNTING
Financial statements of the Plan are prepared using the accrual basis of accounting.
PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s regular and catch-up contributions, if applicable, and the Company’s matching contributions, if applicable, and an allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the balance in his account.
EXPENSES
Substantially all Plan administrative expenses are paid for by the Plan, including recordkeeping and trustee fees.
USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions. Actual results could differ from such estimates.
INVESTMENT VALUATION
Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined using quoted market prices. Participant loans are stated at their outstanding balance, which approximates fair value.
3. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
4. INVESTMENTS
Investments that represented 5% or more of the fair value of the Plan’s net assets were as follows:

	2006	2005
Pactiv Corporation Common Stock	$35,813,900	$25,300,354
Fidelity Growth Company Fund	22,939,671	21,010,108
Fidelity Retirement Money Market Portfolio	12,289,671	11,104,865
Spartan U.S. Equity Index Fund	6,593,901	6,119,388
Fidelity Asset Manager Fund	5,394,349	5,146,428

5. INCOME TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and that the related trust is tax exempt.
6. PARTY-IN-INTEREST
The Plan invests in shares of Pactiv Corporation common stock. Pactiv Corporation is the Plan’s sponsor and, therefore, such investments are party-in-interest transactions. Fidelity Management Trust Company is the trustee of the Plan and, therefore, Plan investments in various Fidelity-sponsored funds are considered party-in-interest transactions.

Pactiv Hourly 401(k) Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN# 36-2552989 Plan# 034
December 31, 2006

		NO. OF SHARES
IDENTITY OF ISSUER	DESCRIPTION OF ASSET	OR UNITS	CURRENT VALUE

PIMCO	PIMCO Total Return Fund	311,981	$3,238,367
Morgan Stanley	Morgan Stanley Institutional Fund Small Company Growth Portfolio	66,100	834,840
Davis New York	Davis New York Venture Fund	37,125	1,430,062
Allianz Global Investors	Allianz NFJ Small-Cap Value Fund	23,820	744,384
Pactiv Corporation	Pactiv Corporation Common Stock*	1,003,406	35,813,900
Tenneco Automotive	Tenneco Automotive Common Stock	19,962	513,689
Fidelity Management	Fidelity Growth Company Fund*	329,073	22,939,671
Trust Company	Fidelity Asset Manager Fund*	334,845	5,394,349
	Fidelity Low-Priced Stock Fund*	50,218	2,186,509
	Fidelity Diversified International*	127,619	4,715,514
	Fidelity Freedom Income	2,046	23,619
	Fidelity Freedom 2000*	272	3,393
	Fidelity Freedom 2010*	14,028	205,084
	Fidelity Freedom 2020*	26,266	407,911
	Fidelity Freedom 2030*	20,709	331,964
	Fidelity Freedom 2040*	27,913	264,613
	Fidelity Freedom 2005*	2,084	24,198
	Fidelity Freedom 2015*	47,360	577,793
	Fidelity Freedom 2025*	35,315	450,968
	Fidelity Freedom 2035*	17,861	235,585
	Spartan Extended Market Index Fund*	9,369	361,002
	Fidelity Retirement Money Market	12,289,671	12,289,671
	Spartan U.S. Equity Index Fund*	131,405	6,593,901
	Participant loans*	Interest rates ranging from 4% to 9.5%	6,501,534

			106,082,521

*	Indicates party-in-interest to the Plan.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pactiv Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN
Date: June 28, 2007	/s/ Henry M. Wells, III
Henry M. Wells, III
Vice President and Chief Human Resources Officer and Member of Pactiv Corporation Benefits Committee